Brian Robertson

12333 Sowden Rd Ste B #33583

Houston, Texas 77080-2059

October [29], 2020

Dear Brian,

This letter agreement (this "**Agreement**") sets forth the terms and conditions whereby you agree to provide certain services (as described on Schedule 1) to Robot Cache US Inc., with offices located at 5910 Pacific Center Blvd., Suite 310, San Diego, California 92121, a Delaware corporation (the "**Company**").

1. SERVICES.

1.1 The Company hereby engages you, and you hereby accept such engagement, as an independent contractor to provide certain advisory services to the Company on the terms and conditions set forth in this Agreement.

1.2 You shall provide to the Company the services set forth in Schedule 1 (the "**Services**").

1.3 The Company will not control the manner or means by which you perform the Services, including but not limited to the time and place you perform the Services.

1.4 Unless otherwise specified in Schedule 1, you shall furnish, at your own expense, the materials, equipment, and other resources necessary to perform the Services.

1.5 You shall comply with all rules and procedures communicated to you in writing by the Company, including those related to safety, security, and confidentiality.

1.6 Any provisions in this Agreement which may appear to give the Company the right to direct you as to the details of doing work herein covered or to exercise a measure of control over the work shall be deemed to mean that you shall follow the desires of the Company in the results of the work only.

2. TERM. The term of this Agreement will commence as of the date set forth above and will continue for a period of two years, unless earlier terminated in accordance with Section 10 (the "**Term**"). Any extension of the Term will be subject to mutual written agreement between you and the Company (referred to collectively as the "**Parties**").

3. FEES AND EXPENSES.

3.1 As full compensation for the Services and the rights granted to the Company in this Agreement, the Company shall pay the compensation set forth in Schedule 1. You acknowledge that you will be solely responsible for all federal, state, and local taxes, as set out in Section 4.2.

3.2 You are solely responsible for any travel or other costs or expenses incurred by you in connection with the performance of the Services, and in no event shall the Company reimburse you for any such costs or expenses.

4. RELATIONSHIP OF THE PARTIES.

4.1 You are an independent contractor of the Company, and this Agreement shall not be construed to create any association, partnership, joint venture, employment, or agency relationship between you and the Company for any purpose. You have no authority (and shall not hold yourself out as having authority) to bind the Company and you shall not make any agreements or representations on the Company's behalf without the Company's prior written consent.

4.2 Without limiting Section 4.1, you will not be eligible to participate in any vacation, group medical or life insurance, disability, profit sharing, or retirement benefits or any other fringe benefits or benefit plans offered by the Company to its employees, and the Company will not be responsible for withholding or paying any income, payroll, Social Security, or other federal, state, or local taxes, making any insurance contributions, including for unemployment or disability, or obtaining workers' compensation insurance on your behalf. You shall be responsible for, and shall indemnify the Company against, all such taxes or contributions, including penalties and interest. Any persons employed or engaged by you in connection with the performance of the Services shall be your employees or contractors and you shall be fully responsible for them and indemnify the Company against any claims made by or on behalf of any such employee or contractor.

5. INTELLECTUAL PROPERTY RIGHTS.

5.1 The Company is and will be, the sole and exclusive owner of all right, title and interest throughout the world in and to all the results and proceeds of the Services performed under this Agreement, including but not limited to all writings, technology, inventions, discoveries, processes, techniques, methods, ideas, concepts, research, proposals, and materials, and all other work product of any nature whatsoever, that are created, prepared, produced, authored, edited, modified, conceived, or reduced to practice in the course of performing the Services or other work performed in connection with the Services or this Agreement (collectively, "**Work Product**"), including all patents, copyrights, trademarks (together with the goodwill symbolized thereby), trade secrets, know-how, and other confidential or proprietary information, and other intellectual property rights (collectively "**Intellectual Property Rights**") therein. You agree that the Work Product is hereby deemed "work made for hire" as defined in 17 U.S.C. § 101 for the Company and all copyrights therein automatically and immediately vest in the Company. If, for any reason, any Work Product does not constitute a "work made for hire," you hereby irrevocably assign to the Company, for no additional consideration, your entire right, title, and interest throughout the

world in and to such Work Product, including all Intellectual Property Rights therein, including the right to sue for past, present, and future infringement, misappropriation, or dilution thereof.

5.2 To the extent any copyrights are assigned under this Section 5, you hereby irrevocably waive in favor of the Company, to the extent permitted by applicable law, any and all claims you may now or hereafter have in any jurisdiction to all rights of paternity or attribution, integrity, disclosure, and withdrawal and any other rights that may be known as "moral rights" in relation to all Work Product to which the assigned copyrights apply.

5.3 Upon the request of the Company, during and after the Term, you shall promptly take such further actions, including execution and delivery of all appropriate instruments of conveyance, and provide such further cooperation, as may be necessary to assist the Company to apply for, prosecute, register, maintain, perfect, record or enforce its rights in any Work Product and all Intellectual Property Rights therein. In the event the Company is unable, after reasonable effort, to obtain your signature on any such documents, you hereby irrevocably designate and appoint the Company as your agent and attorney-in-fact, to act for and on your behalf solely to execute and file any such application or other document and do all other lawfully permitted acts to further the prosecution and issuance of patents, copyrights or other intellectual property protection related to the Work Product with the same legal force and effect as if you had executed them. You agree that this power of attorney is coupled with an interest.

5.4 As between you and the Company, the Company is, and will remain, the sole and exclusive owner of all right, title, and interest in and to any documents, specifications, data, know-how, methodologies, software, and other materials provided to you by the Company ("**Company Materials**"), including all Intellectual Property Rights therein. You have no right or license to reproduce or use any Company Materials except solely during the Term to the extent necessary to perform your obligations under this Agreement. All other rights in and to the Company Materials are expressly reserved by the Company. You have no right or license to use the Company's trademarks, service marks, trade names, logos, symbols, or brand names.

5.5 You shall require each of your employees and contractors to execute written agreements containing obligations of confidentiality and non-use and assignment of inventions and other work product consistent with the provisions of this Section 5 prior to such employee or contractor providing any Services under this Agreement.

6. CONFIDENTIALITY.

6.1 You acknowledge that you will have access to information that is treated as confidential and proprietary by the Company, including, without limitation, the existence and terms of this Agreement, trade secrets, technology, and information pertaining to business operations and strategies, customers, pricing, marketing, finances, or operations of the Company, its affiliates, or their suppliers or customers, in each case whether spoken, written, printed, electronic, or in any other form or medium (collectively, the "**Confidential Information**"). Any Confidential Information that you access or develop in connection with

the Services, including but not limited to any Work Product, shall be subject to the terms and conditions of this clause. You agree to treat all Confidential Information as strictly confidential, not to disclose Confidential Information or permit it to be disclosed, in whole or part, to any third party without the prior written consent of the Company in each instance, and not to use any Confidential Information for any purpose except as required in the performance of the Services. You shall notify the Company immediately in the event you become aware of any loss or disclosure of any Confidential Information.

6.2 Confidential Information shall not include information that:

(a) is or becomes generally available to the public other than through your breach of this Agreement; or

(b) is communicated to you by a third party that had no confidentiality obligations with respect to such information.

6.3 Nothing herein shall be construed to prevent disclosure of Confidential Information as may be required by applicable law, or regulation, or pursuant to the valid order of a court of competent jurisdiction or an authorized government agency, provided that the disclosure does not exceed the extent of disclosure required by such law, regulation or order. You agree to provide written notice of any such order to an authorized officer of the Company within 48 hours of receiving such order, but in any event, sufficiently in advance of making any disclosure to permit the Company to contest the order or seek confidentiality protections, as determined in the Company's sole discretion.

6.4 Notice of Immunity Under the Defend Trade Secrets Act of 2016 ("DTSA"). Notwithstanding any other provision of this Agreement:

(a) You will not be held criminally or civilly liable under any federal or state trade secret law for any disclosure of a trade secret that:

(i) is made: (A) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and (B) solely for the purpose of reporting or investigating a suspected violation of law; or

(ii) is made in a complaint or other document that is filed under seal in a lawsuit or other proceeding.

(b) If you file a lawsuit for retaliation by the Company for reporting a suspected violation of law, you may disclose the Company's trade secrets to your attorney and use the trade secret information in the court proceeding if you:

(i) file any document containing the trade secret under seal; and

(ii) do not disclose the trade secret, except pursuant to court order.

7. REPRESENTATIONS AND WARRANTIES.

7.1 You represent and warrant to the Company that:

(a) you have the right to enter into this Agreement, to grant the rights granted herein and to perform fully all of your obligations in this Agreement;

(b) your entering into this Agreement with the Company and your performance of the Services do not and will not conflict with or result in any breach or default under any other agreement to which you are subject;

(c) you have the required skill, experience, and qualifications to perform the Services, you shall perform the Services in a professional and workmanlike manner in accordance with generally recognized industry standards for similar services and you shall devote sufficient resources to ensure that the Services are performed in a timely and reliable manner;

(d) you shall perform the Services in compliance with all applicable federal, state, and local laws and regulations, including by maintaining all licenses, permits, and registrations required to perform the Services;

(e) the Company will receive good and valid title to all Work Product, free and clear of all encumbrances and liens of any kind; and

(f) all Work Product is and shall be your original work (except for material in the public domain or provided by the Company) and do not and will not violate or infringe upon the intellectual property right or any other right whatsoever of any person, firm, corporation or other entity.

7.2 The Company hereby represents and warrants to you that:

(a) it has the full right, power, and authority to enter into this Agreement and to perform its obligations hereunder; and

(b) the execution of this Agreement by its representative whose signature is set forth at the end hereof has been duly authorized by all necessary corporate action.

8. <u>INDEMNIFICATION</u>.

8.1 You shall defend, indemnify, and hold harmless the Company and its affiliates and their officers, directors, employees, agents, successors, and assigns from and against all losses, damages, liabilities, deficiencies, actions, judgments, interest, awards, penalties, fines, costs, or expenses of whatever kind (including reasonable attorneys' fees) arising out of or resulting from:

(a) bodily injury, death of any person or damage to real or tangible, personal property resulting from your acts or omissions; or

(b) your breach of any representation, warranty, or obligation under this Agreement.

8.2 The Company may satisfy such indemnity (in whole or in part) by way of deduction from any payment due to you.

9. TERMINATION.

9.1 You or the Company may terminate this Agreement without cause upon 30 calendar days' written notice to the other party to this Agreement.

9.2 You or the Company may terminate this Agreement, effective immediately upon written notice to the other party to this Agreement, if the other party breaches this Agreement.

9.3 Upon expiration or termination of this Agreement for any reason, or at any other time upon the Company's written request, you shall within 5 calendar days after such expiration or termination:

(a) deliver to the Company all Deliverables (whether complete or incomplete) and all materials, equipment, and other property provided for your use by the Company;

(b) deliver to the Company all tangible documents and other media (including any copies), containing, reflecting, incorporating or based on the Confidential Information;

(c) permanently erase all of the Confidential Information from your computer systems; and

(d) certify in writing to the Company that you have complied with the requirements of this clause.

9.4 The terms and conditions of this clause and Section 4, Section 5, Section 6, Section 7, Section 8, Section 10, Section 12, Section 13, and Section 14 and Section 15 shall survive the expiration or termination of this Agreement.

10. OTHER BUSINESS ACTIVITIES. You may be engaged or employed in any other business, trade, profession, or other activity which does not place you in a conflict of interest with the Company; provided that during the Term, you shall not be engaged in any business activities that do or may compete with the business of the Company without the Company's prior written consent.

11. NON-SOLICITATION. Each party agrees that during the Term of this Agreement and for a period of 12 months following the termination or expiration of this Agreement, it shall not make any solicitation to employ the other party's personnel without written consent of the other party to be given or withheld in other party's sole discretion. For the purposes of this clause, a

general advertisement or notice of a job listing or opening or other similar general publication of a job search or availability to fill employment positions, including on the internet, shall not be construed as a solicitation or inducement, and the hiring of any such employees or independent contractor who freely responds thereto shall not be a breach of this clause.

12. ASSIGNMENT. You shall not assign any rights, or delegate or subcontract any obligations, under this Agreement without the Company's prior written consent. Any assignment in violation of the foregoing shall be deemed null and void. The Company may freely assign its rights and obligations under this Agreement at any time. Subject to the limits on assignment stated above, this Agreement will inure to the benefit of, be binding on, and be enforceable against each of the Parties hereto and their respective successors and assigns.

13. REMEDIES. In the event you breach or threaten to breach Section 6 or Section 10 of this Agreement, you hereby acknowledge and agree that the Company shall be entitled to seek, in addition to other available remedies, a temporary or permanent injunction or other equitable relief restraining such breach or threatened breach from any court of competent jurisdiction, and that money damages would not afford an adequate remedy, without the necessity of showing any actual damages, and without the necessity of posting any bond or other security. This equitable relief shall be in addition to, not in lieu of, legal remedies, monetary damages, or other available forms of relief.

14. GOVERNING LAW, JURISDICTION, AND VENUE. This Agreement and all related documents including all schedules attached hereto and all matters arising out of or relating to this Agreement and the Services provided hereunder, whether sounding in contract, tort, or statute for all purposes shall be governed by and construed in accordance with, the laws of the State of California (including its statutes of limitations), without giving effect to the conflict of laws principles that would cause laws of any jurisdiction other than those of the State of California to apply. Any action or proceeding by either of the Parties to enforce this Agreement shall be brought only in any state or federal court located in the City of San Diego, State of California. The Parties hereby irrevocably submit to the exclusive jurisdiction of these courts and waive the defense of inconvenient forum to the maintenance of any action or proceeding in such venue.

15. MISCELLANEOUS.

15.1 You shall not export, directly or indirectly, any technical data acquired from the Company, or any products utilizing any such data, to any country in violation of any applicable export laws or regulations.

15.2 All notices, requests, consents, claims, demands, waivers, and other communications hereunder (each, a "**Notice**") shall be in writing and addressed to the Parties at the addresses set forth on the first page of this Agreement (or to such other address that may be designated by the receiving party from time to time in accordance with this Section). All Notices shall be delivered by personal delivery, nationally recognized overnight courier (with all fees prepaid), email or certified or registered mail (in each case, return receipt requested, postage prepaid). Except as otherwise provided in this Agreement,

a Notice is effective only if (a) the receiving party has received the Notice and (b) the party giving the Notice has complied with the requirements of this Section.

15.3 This Agreement, together with any other documents incorporated herein by reference, and related exhibits and schedules, constitutes the sole and entire agreement of the Parties to this Agreement with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

15.4 This Agreement may only be amended, modified, or supplemented by an agreement in writing signed by each party hereto, and any of the terms thereof may be waived only by a written document signed by each party to this Agreement or, in the case of waiver, by the party or parties waiving compliance.

15.5 If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

15.6 This Agreement may be executed in multiple counterparts and by facsimile signature, each of which shall be deemed an original and all of which together shall constitute one instrument.

[*Signature page follows*]

If this letter agreement accurately sets forth our understanding, kindly execute the enclosed copy of this letter and return it to the undersigned.

Very truly yours,

ROBOT CACHE US INC.

DocuSigned by:
Lee Jacobson
BY: ....7DD4A3DEAF5647C...........................

Name: Lee Jacobson

Title: CEO

ACCEPTED AND AGREED:

DocuSigned by:
Brian Robertson
......................712ABB8FB3B44E0..............................

BRIAN ROBERTSON

SCHEDULE 1

1. SERVICES:

Advisor and Company understand that Advisor is a management and business-building expert who knows the technology industry and key tools, stacks, and processes to help the Company build and fund its business.

Advisor and Company agree to the following goals for the first six months:

1. Honest and open communication
2. Consult with Company on marketing and funding documents as necessary
3. Speak to press or answer questions on social media subject to availability

Cadence

During the term of this Agreement, In the event Company desires various services from Advisor, Advisor will provide the following advisory services to Company:

i. 2 Telephonic Meetings per month, first 3 months (up to 1 hour each)
ii. 4 Telephonic Meetings per quarter, starting with month 4
iii. Emergency phone calls at any time (within reason and not to exceed 2 hours per month)
iv. One bi-annual meeting at Company's option (or phone call) to review/reset objectives

2. FEES:

In exchange for the Services and for abiding by the terms of this Agreement, the Company will grant the Advisor Two Hundred Fifty Thousand (250,000) shares of the common stock of the Company valued at $.0001 cents per share as soon as possible after the execution of this Agreement.